

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

Mail Stop 5546

February 5, 2007

Mr. Brian Beattie
Chief Financial Officer
Synopsys Inc.
700 East Middleford Road
Mountain View, CA 94043

> **Re:**   **Synopsys Inc.**
> **Form 10-K for the Year Ended October 31, 2006**
> **Filed January 11, 2007**
> **File No. 000-19807**

Dear Mr. Beattie:

We note your disclosure related to your anticipated adoption of Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* (SAB 108). We further note your disclosure that you expect to correct differences related to share-based compensation through the use of the cumulative effect adjustment afforded by SAB 108.

The SAB 108 transition provisions provide for a cumulative effect adjustment for errors determined to be immaterial in prior periods under an issuer's previous and properly applied methodology, and after considering appropriate qualitative factors, but that are material to those periods based on the guidance of SAB 108. SAB 99 notes that a materiality evaluation must be based on all relevant quantitative and qualitative factors. Based on your facts and circumstances, it is unclear whether the use of the one-time cumulative effect adjustment permitted by SAB 108 is appropriate.

Please provide your annual SAB 99 materiality analysis explaining how you determined that the errors related to each prior period were immaterial on both a quantitative and qualitative basis. Please ensure your response addresses all of the qualitative factors outlined in SAB 99 and any other relevant qualitative factors. Please also provide additional detail with respect to the differences related to share-based compensation that you have identified.

As appropriate, please amend your filing and respond to this letter within 10 business days. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please understand that we may have additional comments after reviewing your response, as well as any filing made in response to this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Stehlik at (202) 551-3555 if you have any questions regarding these comments.

Sincerely,

Carol A. Stacey
Chief Accountant
Division of Corporation Finance